As Filed with the Securities and Exchange Commission on April 20, 2005.

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

LEGAL & GENERAL GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, NY 10286

Telephone (212)-495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

¨ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ¨

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing five (5) ordinary shares of Legal & General Group Plc.	50,000,000 American Depositary Shares	$.05	$2,500,000	$294.25

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 33-92936) previously filed by the registrant.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

Legal-F6

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Legal & General Group Plc furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

* (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as April 12, 1994 as amended and restated as of June 9, 1995, as further amended and restated as of October 10, 1996, among Legal & General Group Plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5) Certification under Rule 466.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as April 12, 1994 as amended and restated as of June 9, 1995, as further amended and restated as of October 10, 1996,  among Legal & General Group Plc, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 20, 2005.

By:THE BANK OF NEW YORK,

as Depositary

By:

/s/ Joanne DiGiovanni

Name: Joanne DiGiovanni

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Legal & General Group Plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in England on April 20, 2005.

Legal & General Group Plc

  By:

/s/ A.W. Palmer

Name: A.W. Palmer

Title: Group Director (Finance)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 20, 2005.

Name

Title

/s/ Rob Margelts

Chairman, Board of Directors

Rob Margelts

/s/ David Walker

Director

David Walker

/s/ Barrie Morgans

Director

Barrie Morgans

/s/Andrew Palmer

Director, Principal Financial Officer

Andrew Palmer

/s/ John Pollock

Director

John Pollock

/s/ Henry Staunton

Director

Henry Staunton

/s/ Tim Breedon

Director

Tim Breedon

/s/ David Prosser

Director, Principal Executive Officer

David Prosser

/s/ Beverly Hodson

Director

Beverly Hodson

/s/ Robin Phipps

Director

Robin Phipps

/s/ Ronaldo Schmitz

Director

Ronaldo Schmitz

/s/ Kate Avery

Director

Kate Avery

/s/ Francis Heaton

Director

Francis Heaton

/s/ Andrea Blaice

Controller/Principal Accounting Officer

Andrea Blaice

/s/ David Lenaburg

Authorized Representative in the United States

David Lenaburg

INDEX TO EXHIBITS

Exhibit Number

(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.
(5)	Certification under Rule 466.